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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 7, 2000
                                                             FILE NO. 005-51421
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT

                               (Amendment No. 2)

                             UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          JLK DIRECT DISTRIBUTION INC.
                            (Name of Subject Company)

                          JLK DIRECT DISTRIBUTION INC.
                      (Name of Person(s) Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    46621C105
                      (CUSIP Number of Class of Securities)

                                ----------------

 Please send all correspondence to:                With a copy to:

      KEVIN G. NOWE, SECRETARY                   LEWIS U. DAVIS, JR.
    JLK DIRECT DISTRIBUTION INC.                  BUCHANAN INGERSOLL
        1600 TECHNOLOGY WAY                    PROFESSIONAL CORPORATION
            P.O. BOX 231                          ONE OXFORD CENTRE
              LATROBE                              301 GRANT STREET
            PENNSYLVANIA                              PITTSBURGH
             15650-0231                              PENNSYLVANIA
           (724) 539-5000                             15219-1410
                                                   (412) 562-8880

           (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 2 to Rule 14d-9 Solicitation/Recommendation
Statement (as amended, this "Statement") on Schedule 14D-9 is being filed concurrently with the filing of Amendment No. 2 to the Tender Offer Statement on Schedule TO under the Securities Exchange Act of 1934 (the Tender Offer Statement on Schedule TO, as amended by Amendment No. 1 and Amendment No. 2 thereto, is hereafter referred to as the "Tender Offer Statement"). The underlying Rule 14d-9 transaction relates to a Merger Agreement dated as of September 8, 2000 (the "Merger Agreement"), among JLK Direct Distribution Inc., a Pennsylvania corporation ("JLK"), Kennametal Inc., a Pennsylvania corporation ("Kennametal"), and Pegasus Acquisition Corporation, a Pennsylvania corporation ("Pegasus"). The Merger Agreement provides for an issuer tender offer by JLK to purchase all of the outstanding shares of its Class A common stock, par value $0.01 per share, at a purchase price of $8.75 per share, net to the seller in cash, without interest, which tender offer was commenced pursuant to the terms and is subject to the conditions set forth in the Offer to Purchase dated October 3, 2000, the related Letter of Transmittal, the Press Release dated November 1, 2000 (previously filed with the Securities and Exchange Commission as Exhibits (a)(1), (a)(2), and (a)(9), respectively, to this Statement) and the Supplement to the Offer to Purchase, dated November 7, 2000 (filed herewith as Exhibit (a)(10)), followed by the merger (the "Merger") of Pegasus with and into JLK, with JLK surviving the Merger. Pegasus was formed by Kennametal in connection with the Merger.

         The information in the Tender Offer Statement, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Statement.

ITEM 9.  EXHIBITS.

Item 9 is hereby supplemented and amended by adding the following:

(a)(10) Supplement to the Offer to Purchase, dated November 7, 2000 (incorporated by reference to Exhibit (a)(9) to Amendment No. 2 to the Schedule TO filed by JLK, Kennametal and Pegasus on November 7, 2000).

(a)(11) Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(10) to Amendment No. 2 to the Schedule TO filed by JLK, Kennametal and Pegasus on November 7, 2000).

(a)(12) Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(11) to Amendment No. 2 to the Schedule TO filed by JLK, Kennametal and Pegasus on November 7, 2000).

(a)(13) Memorandum of Understanding among Schiffrin & Barroway LLP, Harnes Keller LLP, and Buchanan Ingersoll Professional Corporation, dated as of November 3, 2000 (incorporated by reference to Exhibit (a)(12) to Amendment No. 2 to the Schedule TO filed by JLK, Kennametal and Pegasus on November 7, 2000).

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2000

                                      JLK DIRECT DISTRIBUTION INC.


                                      By: /s/ Stanley B. Duzy, Jr.
                                         --------------------------------------
                                      Name: Stanley B. Duzy, Jr.
                                           ------------------------------------
                                      Title: Acting Chief Operating Officer
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                                  EXHIBIT INDEX

(a)(10) Supplement to the Offer to Purchase, dated November 7, 2000 (incorporated by reference to Exhibit (a)(9) to Amendment No. 2 to the Schedule TO filed by JLK, Kennametal and Pegasus on November 7, 2000).

(a)(11) Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(10) to Amendment No. 2 to the Schedule TO filed by JLK, Kennametal and Pegasus on November 7, 2000).

(a)(12) Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(11) to Amendment No. 2 to the Schedule TO filed by JLK, Kennametal and Pegasus on November 7, 2000).

(a)(13) Memorandum of Understanding among Schiffrin & Barroway LLP, Harnes Keller LLP, and Buchanan Ingersoll Professional Corporation, dated as of November 3, 2000. (incorporated by reference to Exhibit (a)(12) to Amendment No. 2 to the Schedule TO filed by JLK, Kennametal and Pegasus on November 7, 2000).